File Number: 57562-0024-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

April 28, 2008

Delivered and via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention:      Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Form 10-KSB/A for the Transition Period Ended July 31, 2007, filed February 8, 2008
Response Letter dated April 2, 2008
File No. 1-33706

            We write on behalf of the Company and in response to the most recent and third comment letter of April 22, 2008 (the "Third Review Letter") from the reviewing staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") relating to the Company's Form 10-KSB/A for the period ended July 31, 2007 (the "Form 10-KSB/A") as filed with the SEC on February 29, 2008.

            We confirm that set forth below are the Company's responses to the Staff's comments as set out in the Third Review Letter based upon information provided to our firm by the Company. We confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC's Third Review Letter.

Comments:

Form 10-KSB/A2 Transition Report, Filed February 29, 2008

General

1.        We have read your response to prior comment 1, regarding the extent to which information about fair value utilized in negotiating purchase consideration for mineral rights is being factored into your impairment testing. We understand that your impairment result arises because you are unable to estimate future cash flows associated with the mineral rights; and that you believe SFAS 144 and EITF 04-3 establish a higher threshold for continued capitalization than is utilized under authoritative literature governing your initial capitalization of mineral property acquisition costs. Please advise if we have properly understood your remarks. Also submit a description of the internal processes that guide your assessment of fair value in arranging the acquisition of mineral rights; and explain how the information compiled compares to the type that you believe must be utilized in conducting impairment testing under SFAS 144 and EITF 04-3. Any differences in the character and quality of this information should be clear.

Response:

We confirm, on behalf of the Company, that the Company advises that it does not necessarily believe SFAS 144 and EITF 04-3 establish a higher threshold for continued capitalization than is utilized under authoritative literature governing the Company's initial capitalization of mineral property acquisition costs.

We confirm, on behalf of the Company, that the Company advises that what the Company has done in the past is evaluated the availability and quality of information available to the Company at each of its acquisition date and impairment evaluation date, respectively, in accordance with related guidance as discussed below, in order to make its related determination as at those dates.

In this regard we confirm, on behalf of the Company, that the Company has advised that the internal assessment of fair value prior to an acquisition is speculative in nature, and generally consists of its analysis of the historical mining and exploration data, comparisons with other acquisitions either in the area or similar in nature, and negotiations with third party prospective vendors. In this respect any stock issued or issuable as part of an acquisition agreement is based on the fair value of the stock at the time of the transaction.

In this regard we further confirm, on behalf of the Company, that the Company has advised that due to the speculative nature of any acquisition, none of the information used in valuing a prospective acquisition is suitable for impairment testing in accordance with SFAS 144 or EITF 04-3. Historical records may not correspond to existing resources, and established resources in the vicinity (if any) may not extend to the acquired property. In this respect, and as set forth in the Company's most recent response to Staff comments, the Company had no resource information including proven, probable, inferred or indicated resources, and, therefore, had no basis to perform discounted cash flow analysis. In addition, there was no information available to prepare comparable transaction analysis or cost replacement analysis. Therefore the Company took the conservative approach of fully impairing its previously capitalized costs.

2.         We note that you identify mineral property acquisition costs associated with Cibola in New Mexico and Weesatche in Texas, amounting to $1.6 million and $8.3 million, which you incurred in January 2007 and August 2005, as comprising 83% of your total acquisition costs that have been impaired under your policy. Please advise us of the current status of your plans for these properties, submit details of your exploration work since acquiring these interests, describe any particular actions necessary to retain the interests, and indicate when they lapse or expire if applicable.

We confirm, on behalf of the Company, that the Company advises the following with respect to the Cibola, New Mexico and Weesatche, Texas projects:

Cibola, New Mexico

Nature of Interest

The Cebolleta Project is situated in the eastern-most portion of Cibola County, New Mexico. Nuclear Energy Inc ("NEI"), the manager of Cibola Resources, obtained a lease from the Board of Trustees of the Cebolleta Land Grant Board for an area of the land grant covering approximately 6,700 acres (2,994 hectares) of mineral rights. The majority of the leased mineral rights are covered by the surface estate held by the Cebolleta Land Grant, and surface use and access rights are included as provisions of the lease. A portion of the leased mineral rights are covered by surface rights held by a third party, and are not leased by NEI. The lease agreement conveys the rights to explore for, mine and process uranium deposits present on the leased lands.

NEI has assigned the lease to Cibola Resources, and the Company owns 49% of the shares of Cibola Resources.

Current Status of Plans for the Property

As with all drilling projects proposed in the State of New Mexico, Cibola Resources will be required to obtain permits from the New Mexico Energy, Minerals and Natural Resources Department. Cibola Resources is currently preparing an application for drilling on the project.

The Company, under terms of its joint venture agreement, is awaiting a proposed plan of exploration and budget from the project Operator, Neutron Energy Inc., which we have been informed is in the process of being determined.

Exploration Work Conducted Since Acquiring This Interest

To date Cibola Resources has not conducted any exploration work on the Cebolleta property other than review and analysis of available historical data and published information.

Term of Interest and Actions Necessary to Retain Interest

The lease, which has an initial term of ten years, may be extended beyond the initial term by Cibola Resources by undertaking mineral exploration, mine development and mining and/or mineral processing activities.

Under terms of a Letter Agreement (the "Letter Agreement") between Cebolleta and NEI, further payments to the order and direction of Cebolleta are required as follows:

(a)         $2,000,000 six months from the effective date of the Letter Agreement (paid $980,000, being the Company's portion);

(b)         $500,000 representing an advanced royalty, every 12 months from the effective date of the Letter Agreement until uranium production begins (to be deducted from any royalties paid in that same year);

(c)         $1.00 per pound upon an independent mining engineering firm's completion of a feasibility study, and all prior payments made to Cebolleta will be credited to the recoverable reserve payment;

(d)         4.50% to 8.00% production royalty payments depending upon the uranium sale price; and

(e)         $30,000 per year towards a scholarship fund.

The Company is required to contribute 49% of the above payments pursuant to its agreement with NEI.

Weesatche, Texas

Nature of Interests

The Goliad Project property is located in south Texas near the northeast end of the extensive South Texas Uranium trend. The Goliad Project consists of multiple contiguous leases that would allow the mining of uranium by in-situ recovery ("ISR") methods while utilizing the land surface (with variable conditions) as needed, for mining wells and aboveground facilities for fluid processing and ore capture during the mining and groundwater restoration phases of the project.

Virtually all mining in Texas is on private lands with leases negotiated with each individual landowner/mineral owner. The Company obtained mining leases by assignment from a private entity in 2006. The current leases range in size from 14 acres to 331.98 acres.

Current Status of Plans for the Property

The Company plans to continue its delineation drilling on the Goliad Project. Prior to any mining activity at the Goliad Project, the Company is required to obtain a Radioactive Materials License, a large area Underground Injection Control Permit and a Production Area Authorization Permit for each wellfield developed for mining within the Mine Permit area. In addition, a waste disposal well will, if needed, require a separate Underground Injection Control Permit.

The permitting process is well underway and the Company has accomplished key elements to that end including: (i) quality assurance and quality control measures have been completed on water well samples; (ii) a qualified engineering firm was engaged by the Company to perform and has completed required geotechnical studies; (iii) a qualified soil scientist has completed a draft map of the entire project site, as part of the soils and sediments study; (iv) progress has been made on the economic impact study and the ecological study; (v) progress has been made on the mine plan and process facility designs; (vi) the Company established a regional baseline, or background, water quality conditions within the area to be mined and regional baseline water quality conditions and sampling and analysis of private water wells within a one-kilometre radius of the permit area has been completed; and (vii) a Cultural Resource Survey and Assessment has been completed.

Exploration Work Conducted Since Acquiring This Interest

As of April 8, 2008, approximately 801 delineation holes totalling 271,689 feet had been drilled by the Company to confirm and expand the mineralization base at the Goliad Project. Additionally, sixteen monitor well holes had been drilled on the B-Zone.

Term of Interest and Actions Necessary to Retain Interest

Most of the leases have starting dates in 2005 or 2006 with term periods of five years with a five-year renewal option. The various lease fees and royalty conditions are negotiated with individual lessors and conditions may vary from lease to lease. Because the leases are negotiated with individual private land and/or mineral owners and none of the properties are located on government land, the details of the lease information and terms are considered confidential.

Yearly delay rental payments and amounts are due at various times of the year depending on the anniversary date of each lease. Total aggregate delay rental payments for the Goliad Project is less than $12,000 per year. Drill hole damages are payable in the amount of $50 per hole that are drilled on a lessors property.

            We trust that the foregoing and the enclosed is now clear and satisfactory in this regard, however, should the Staff have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7445 at anytime.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

Enclosures
cc:            The Company; Attention: Mr. Pat Obara, CFO
cc:             Securities and Exchange Commission; Attention: Ms. Tracie Towner